Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI SHINES IN RECORD YEAR FOR RANDGOLD RESOURCES

Kinshasa, Tuesday 19 April 2016 – The Kibali gold mine in the Democratic Republic of Congo was the star performer in Randgold’s portfolio of operations in 2015, exceeding its target by 7% to contribute 642 720 ounces to the group’s record production for the year.

Speaking at a local media briefing here, Randgold chief executive Mark Bristow noted that the two-year-old operation’s remarkable success was a tribute to an effective cooperative effort which had united the developers, the authorities, the community, the contractors and suppliers in a strong commitment and a common purpose.

“It’s been a significant achievement for a country which is rich in mineral resources but has not always managed to make the most of this endowment. Kibali is going to make a major impact on the Congolese economy – it has already spent more than $1 billion with local service and goods providers – and I believe it will also be the flagship for the development of a major gold mining industry in this country,” he said.

Bristow cautioned, however, that Kibali was still a work in progress and faced many challenges as it worked towards its completion in 2018, when the underground mine was expected to be fully operational.

“The next two years will be particularly tough, as Kibali continues to ramp up its underground production within the constraints of a lower grade and the consequent need for a higher throughput, and we are therefore forecasting an output of 610 000 ounces for 2016 and 620 000 ounces for 2017,” he said.

“To ensure Kibali’s continued delivery, our partnership with government and the community will if anything have to be strengthened. For its part, government has to focus on the urgent need to establish an effective local administration, in an area where rapid population growth and the lack of functional structures are generating a complex social dynamic that will become increasingly difficult to deal with.”

Bristow said that despite the stressed gold market, the operational challenges at Kibali and socio-political issues in the DRC, Randgold remained committed to increasing its presence in the country, and had recently entered into a new joint-venture agreement – its third in the region – with government-owned Société Minière de Kilo-Moto SA (SOKIMO) and Moku Goldmines AG (Moku) for the Moku-Beverendi gold exploration project, along the same greenstone belt that hosts Kibali. In terms of the agreement with the owner of the project, Société Minière de Moku-Beverendi SA, Randgold can earn in a minimum 51% stake in the project by funding and conducting exploration and completing a prefeasibility study. This addition to its portfolio extends Randgold’s exploration footprint in the DRC to 7 824km², spanning the major gold belt in the north-east of the country.

“Our commitment to expanding our presence and stepping up our greenfields exploration here demonstrates our long term intent of finding world-class gold deposits and developing them into profitable mines, thus contributing to the DRC’s continuing evolution as a democratic society with a robust economy,” Bristow said.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.